# HSBC USA INC.
# $[●]
## Auto-Callable Notes

**Filed Pursuant to Rule 433**
Registration No. 333-133007
March 10, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Prospectus Addendum dated December 12, 2007 and Product Supplement December 3, 2008)

The terms and conditions relating to the offerings set forth in this free writing prospectus shall supersede the terms and conditions set forth in two other free writing prospectuses dated March 2, 2009 and March 6, 2009 relating to the same offering previously filed with the Securities and Exchange Commission. Terms used in this free writing prospectus are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are not fully principal protected, and you may lose up to 90% of your initial investment.

**The reference asset identified below represents a single notes offering. The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:**

| Reference Asset (TICKER) | Index Starting Level | Coupon upon Auto-Redemption | Issue Amount | Agent's Discount or Commission per Note / Total [(1)] | Proceeds to Us per Note / Total [(2)] | CUSIP / ISIN | Final Valuation Date [(3)] |
|---|---|---|---|---|---|---|---|
| S&P 500® Index (SPX) | [●] | [13.50-16.50]% per annum | TBD | TBD | TBD | 4042K0VT9 / [●] | [March 25, 2011] |

[(1)] Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission per Note / Total," above.
[(2)] Proceeds to us may vary but will be no less than the amount listed in "Proceeds to Us per Note / Total," above.
[(3)] The final valuation date is subject to adjustment as described herein.

- **Principal Amount:** $1,000 per note.
- **Pricing Date:** [March 25, 2009].
- **Original Issue Date:** [March 30, 2009].
- **Maturity Date:** 3 business days after the final valuation date and is expected to be [March 30, 2011]. The maturity date is subject to further adjustment as described herein.
- **Payment at Maturity:** For each note, the cash settlement value.
- **Cash Settlement Value:** If the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, you will receive a cash payment on the maturity date as described below:
  - If the index return is greater than or equal to -10.00%, (meaning that the level of the reference asset declines by no more than 10.00%), at maturity, you will receive 100% of the principal amount.
  - If the index return is less than -10.00%, (meaning that the level of the reference asset declines by more than 10.00%), at maturity, you will lose 1.00% of the principal amount for each percentage point that the reference return is below -10.00%. For example, if the index return is -30%, you will suffer a 20% loss and receive 80% of the principal amount.
- **Buffer Amount** 10.00%. Your principal is protected against up to a 10.00% decline in the level of the reference asset over the term of the notes.
- **Index Return:** The quotient, expressed as a percentage, of (i) the index ending level minus the index starting level divided by (ii) the index starting level. Expressed as a formula:

$$\left( \frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}} \right)$$

- **Index Level:** The index level on any date of determination will be the closing level of the reference asset as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page "SPX <INDEX>".
- **Index Starting Level:** The index level as determined by the calculation agent on the pricing date.
- **Index Ending Level:** The index level as determined by the calculation agent on the final valuation date.
- **Form of Notes:** Book-Entry.
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Auto Redemption Feature:** The notes will be subject to early redemption on each auto redemption payment date if the index level as of the relevant auto redemption valuation date is greater than the applicable call level. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

| Auto Redemption Valuation Date | Call Level | Auto Redemption Payment Date | Auto Redemption Amount |
|---|---|---|---|
| September 25, 2009 | 90% of the index starting level | 3 business days after the first auto redemption valuation date; expected to be September 30, 2009 | [106.75-108.25]% of the principal amount |
| March 25, 2010 | 100% of the index starting level | 3 business days after second the auto redemption valuation date; expected to be March 30, 2010 | [113.50-116.50]% of the principal amount |
| September 27, 2010 | 100% of the index starting level | 3 business days after the third auto redemption valuation date; expected to be September 30, 2010 | [120.25-124.75]% of the principal amount |
| March 25, 2011 | 100% of the index starting level | 3 business days after the fourth auto redemption valuation date; expected to be March 30, 2011 | [127.00-133.00]% of the principal amount |

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last auto redemption valuation date shall be the final valuation date, and the notes may be redeemed for the corresponding auto redemption amount as of such date.

**Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the prospectus supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

**HSBC SECURITIES (USA) INC.**
March 10, 2009



**SUMMARY**

**General Terms**

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or any stocks underlying the reference asset, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the Product Supplement dated December 3, 2008. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc. (rated A1 by Moody's Investors Services Limited and AA- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.).*

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408067761/v134080_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Investment advisers who are registered with the SEC under the Investment Advisers Act of 1940 and who are purchasing notes in this initial distribution on behalf of the accounts of investment advisory clients who, in each case, have executed written investment advisory agreements with such investment adviser pursuant to which bona fide, non-solely incidental compensation is paid to such adviser ("Advisory Accounts") will forego any commission payable to such investment advisers that would be received by other agents in the form of the agent's discount.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference asset, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the index level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

**Payment at Maturity**

On the maturity date, for each note, if the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, we will pay you the cash settlement value, which is an amount in cash, as described below:

- If the index return is greater than or equal to -10.00%, (meaning that the level of the reference asset declines by no more than 10.00%), at maturity, you will receive 100% of the principal amount.

- If the index return is less than -10.00%, (meaning that the level of the reference asset declines by more than 10.00%), at maturity, you will lose 1.00% of the principal amount for each percentage point that the reference return is below -10.00%. For example, if the index return is -30%, you will suffer a 20% loss and receive 80% of the principal amount.

**Auto Redemption Feature**

The notes will be subject to early redemption on each auto redemption payment date if the index level as of the relevant auto redemption valuation date is greater than the applicable call level. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

| Auto Redemption Valuation Date | Call Level | Auto Redemption Payment Date | Auto Redemption Amount |
|---|---|---|---|
| September 25, 2009 | 90% of the index starting level | 3 business days after the first auto redemption valuation date; expected to be September 30, 2009 | [106.75-108.25]% of the principal amount |
| March 25, 2010 | 100% of the index starting level | 3 business days after second the auto redemption valuation date; expected to be March 30, 2010 | [113.50-116.50]% of the principal amount |
| September 27, 2010 | 100% of the index starting level | 3 business days after the third auto redemption valuation date; expected to be September 30, 2010 | [120.25-124.75]% of the principal amount |
| March 25, 2011 | 100% of the index starting level | 3 business days after the fourth auto redemption valuation date; expected to be March 30, 2011 | [127.00-133.00]% of the principal amount |

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last auto redemption valuation date shall be the final valuation date, and the notes may be redeemed for the auto redemption amount as of such date.

**Interest**

The notes will not bear interest.

**Expenses**

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

**Calculation Agent**

HSBC Bank USA, National Association will act as calculation agent with respect to the notes.

## INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the level of the reference asset will increase moderately—meaning that you believe the level of the reference asset will increase over the term of the notes, but do not believe such appreciation is likely to exceed [13.50-16.50]% per annum.

♦ You are willing to make an investment that is exposed to 90% of the downside performance risk of the reference asset.

♦ You are willing to forego dividends paid on the stocks included in the reference asset.

♦ You do not seek current income from this investment.

♦ You are willing to hold the notes to maturity.

♦ You are willing to invest in the notes based on the fact that your maximum potential return is [13.50-16.50]% per annum.

♦ You do not seek an investment for which there is an active secondary market.

The notes may not be suitable for you if:

♦ You do not believe the level of the reference asset will increase over the term of the notes, or you believe the level of the reference asset will increase by more than [13.50-16.50]% per annum.

♦ You are unwilling to make an investment that is exposed to 90% of the downside performance risk of the reference asset.

♦ You seek an investment that is exposed to the full potential appreciation of the reference asset, without an auto redemption feature.

♦ You prefer to receive the dividends paid on any stocks included in the reference asset.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

## RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the constituents comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

• "— Risks Relating to All Note Issuances"; and

• "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes are Not Fully Principal Protected and You May Lose Up to 90% of Your Investment.**

The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the index return is less than -10.00%. In that event, you will lose 1% of the original principal amount of your notes for each percentage point that the index return is below -10.00%. Accordingly, you may lose up to 90% of your initial investment in the notes.

**Your Gain on the Notes at Maturity or on an Auto Redemption Payment Date, if any, May Not Reflect the Full Performance of the Reference Asset.**

Your return per note on the maturity date or on an auto redemption payment date will not be greater than an amount equal to [13.50-16.50]% of the principal amount per annum. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the index return is positive but greater than [13.50-16.50]% per annum over the term of the notes.

**The Method of Determining the Amount Payable on any Auto Redemption Payment Date does not Take into Account Changes in the Index Level between Auto Redemption Valuation Dates.**

The determination of any amount payable on an auto redemption payment date will not reflect changes in the index level prior to the corresponding auto redemption valuation date. The calculation agent will determine whether or not to make an auto redemption payment on an auto redemption payment date solely based upon whether or not the index level as of the applicable auto redemption valuation date exceeds the applicable call level. As a result, investors may not receive an auto redemption payment on an auto redemption payment date even if the index level has greatly increased at some point prior to the relevant auto redemption valuation date if the index level subsequently decreases to or below the applicable call level by such auto redemption valuation date.

**The Notes are Subject to an Automatic Early Redemption Feature.**

The notes will be subject to early redemption on each auto redemption payment date if the index level on the relevant auto redemption valuation date (including the final valuation date) is greater than or equal to the applicable call level. This means that the performance of the reference asset will determine whether the notes will be redeemed early and you receive the applicable auto redemption amount on any auto redemption payment date. In the event that the notes are redeemed on an auto redemption payment date, you will receive only the auto redemption amount for such auto redemption payment date. In this case, you will not have the opportunity to accrue or receive any additional payments to the original maturity date of the notes.

**Reinvestment Risk.**

If your notes are redeemed early pursuant to the auto redemption feature, the holding period over which you would possibly receive any payment could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable rate of return for a similar level of risk in the event that the notes are redeemed prior to the maturity date.

**The Notes will not be Listed on any Securities Exchange or Quotation System.**

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

**The Notes will not Bear Interest.**

As a holder of the notes, you will not receive interest payments.

**The Notes do not Have a Trading History.**

The notes do not have a trading history. As a consequence, investors should understand that no historical performance on the notes is available or may be inferred.

**Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.**

The policies of the publisher, sponsor or compiling authority for the reference asset (the "reference sponsor") concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the value of the reference asset.  The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset.  The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset.  Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

**Uncertain Tax Treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

**Additional Risks Associated with an Investment Linked to the S&P 500® Index.**

*You Must Rely on Your Own Evaluation of the Merit of An Investment Linked to the S&P 500® Index*

In the ordinary course of our business, we or any of our affiliates may from time to time express views on expected movements in the S&P 500® Index or stocks included in the S&P 500® Index.  These views may vary over differing time horizons and are subject to change without notice.  Moreover, other professionals who deal in the equity markets may at any time have significantly different views than us or any of our affiliates.  In connection with any purchase of the notes, investors should investigate the S&P 500® Index, and not rely on our views and those of any of our affiliates with respect to future price movements in the S&P 500® Index or the companies underlying the S&P 500® Index.  Investors should make such investigation as they deem appropriate as to the merits of an investment in the notes linked to the S&P 500® Index.

**ILLUSTRATIVE EXAMPLES**

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its index starting level.  We cannot predict the index ending level on the final valuation date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical index starting level used in the illustrations below is not the actual index starting level.  You should not take these examples as an indication or assurance of the expected performance of the reference asset.  With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.  The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes.  The first three examples assume a coupon of 15.00% per annum and that the notes are held to maturity and that the notes were not redeemed early pursuant to the auto redemption feature.

**Example 1:  The index return is positive at the maturity of the notes.**

|  | Reference Asset |
|---|---|
| Index Starting Level | 750.00 |
| Index Ending Level | 787.50 |
| Index Return at Maturity | 5.00% |
| **Auto Redemption Payment** | **$1,300.00** |

Here, the index return is 5.00%.  Because the index return is positive and the note has not been redeemed early pursuant to the auto redemption feature, the cash settlement value equals the principal amount of the note multiplied by the auto redemption amount for the final auto redemption payment date.  Therefore, each note would pay $1,300.00 on the fourth and final auto redemption payment date, which coincides with the maturity date.

Example 1 shows that you will receive an amount equal to 130.00% of your principal amount when the index ending level is greater than the index starting level and the note has not been redeemed early pursuant to the auto redemption feature on any auto redemption payment date prior to the maturity date.

**Example 2:  The index return is negative at the maturity of the notes, but is greater than or equal to -10.00%.**

|  | Reference Asset |
|---|---|
| Index Starting Level | 750.00 |
| Index Ending Level | 675.00 |
| Index Return at Maturity | -10.00% |
| **Cash Settlement Value** | **100%** |
| **Payment at Maturity** | **$1,000.00** |

Here, the index return is -10.00%.  Though the index return is negative, because the index return is greater than or equal to -10.00%, meaning that the level of the reference asset declines by no more than 10.00%, the cash settlement value equals the principal amount of the note.  Therefore, each note would pay $1,000.00 at maturity.

Example 2 shows that you will receive an amount equal to 100% of your principal amount when the index return is negative but is not less than -10.00%

**Example 3:  The index return is less than -10.00% at the maturity of the notes.**

|  | Reference Asset |
|---|---|
| Index Starting Level | 750.00 |
| Index Ending Level | 525.00 |
| Index Return at Maturity | -30.00% |
| **Return on the Notes** | **-20%** |
| **Cash Settlement Value** | **$800.00** |

Here, the index return is -30.00%.  Because the index return is less than -10.00%, meaning that the level of the reference asset declines by more than 10.00%, the cash settlement value equals the principal amount of the note multiplied the difference between (i) 100% minus (ii) 1% for each percentage point that the index return is below -10.00%.  Therefore, you would lose 20.00% of your investment and each note would pay $800.00 at maturity.

Example 3 illustrates how the cash settlement value declines 1% for each percentage point that the index return is below -10.00%.

**Example 4:  The index level at the close of trading on the first auto redemption valuation date is greater than the call level with respect to the first auto redemption valuation date.**

|  | Reference Asset |
|---|---|
| Index Starting Level | 750.00 |
| Index Level at the Close of Trading on the First Auto Redemption Valuation Date | 825.00 |
| Return on the Index as of the First Auto Redemption Valuation Date | 10.00% |
| **Auto Redemption Amount** | **107.50%** |
| **Auto Redemption Payment** | **$1,075.00** |

Here, the return on the index as of the first auto redemption valuation date is 10.00%.  Because the index level as of the first auto redemption valuation date is greater than the call level with respect to the first auto redemption valuation date, the note is redeemed on the first auto redemption payment date for a cash settlement value equal to the principal amount of the note multiplied by the auto redemption amount for the first auto redemption payment date.  Therefore, each note would pay $1,075.00 on the first auto redemption payment date.

Example 4 shows that you will receive an amount equal to 107.50% of your principal amount when the index level as of the first auto redemption valuation date is greater than the call level with respect to the first auto redemption valuation date.  Example 4 also shows that when the return on the index as of the first auto redemption valuation date is greater than 7.50%, the return on the notes pursuant to auto redemption on the first auto redemption payment date is less than the return on the index as of the first auto redemption valuation date.

**DESCRIPTION OF THE REFERENCE ASSET**

**General**

*This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset, or any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any constituent included in the reference asset contained in this free writing prospectus. You should make your own investigation into the reference asset.*

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-25 in the accompanying prospectus supplement.

**The S&P 500® Index**

We have derived all information relating to the S&P 500® Index (the "SPX"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 26, 2009, 411 companies, or 82.70% of the reference asset, traded on the New York Stock Exchange and 89 companies, or 17.30% of the SPX, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the "NYSE"), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of February 26, 2009, indicated in parentheses: Industrials (59), Utilities (34), Telecommunication Services (9), Materials (29), Information Technology (75), Energy (39), Consumer Staples (40), Consumer Discretionary (80), Health Care (54) and Financials (81). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

*Computation of the SPX*

S&P currently computes the SPX as of a particular time as follows:

(i)  the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii)  the market values of all component stocks as of that time are aggregated;

9

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the SPX, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \ \times \ \frac{\text{New Market Value}}{\text{Old Market Value}} \ = \ \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component's market value.

*License Agreement with Standard & Poor's ("S&P"):*

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the notes.

*The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the S&P 500® particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination* *of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.*

STANDARD AND POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", "S&P 500®", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

*Historical Performance of the SPX*

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2005 through February 26, 2009. The closing level of the SPX on February 26, 2009 was 744.67. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of SPX should not be taken as an indication of future performance, and no assurance can be given that the level of SPX will increase relative to the index starting level during the term of the notes.**

| Quarter Ending | Quarterly High | Quarterly Low | Quarterly Last |
|---|---|---|---|
| March 31, 2005 | 1,229.11 | 1,163.69 | 1,180.59 |
| June 30, 2005 | 1,219.59 | 1,136.15 | 1,191.33 |
| September 30, 2005 | 1,245.86 | 1,183.55 | 1,228.81 |
| December 30, 2005 | 1,275.80 | 1,168.20 | 1,248.29 |
| March 31, 2006 | 1,310.88 | 1,245.74 | 1,294.83 |
| June 30, 2006 | 1,326.70 | 1,219.29 | 1,270.20 |
| September 30, 2006 | 1,340.28 | 1,224.54 | 1,335.85 |
| December 31, 2006 | 1,431.81 | 1,327.10 | 1,418.30 |
| March 30, 2007 | 1,461.57 | 1,363.98 | 1,420.86 |
| June 29, 2007 | 1,540.56 | 1,416.37 | 1,503.35 |
| September 30, 2007 | 1,555.90 | 1,370.60 | 1,526.75 |
| December 31, 2007 | 1,576.09 | 1,406.10 | 1,468.36 |
| March 31, 2008 | 1,471.77 | 1,256.98 | 1,322.70 |
| June 30, 2008 | 1,440.24 | 1,272.00 | 1,280.00 |
| September 30, 2008 | 1,313.15 | 1,106.39 | 1,166.36 |
| December 31, 2008 | 1,167.03 | 741.02 | 903.25 |
| March 31, 2009 (through February 26, 2009) | 943.85 | 734.52 | 744.67 |

## CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" in the prospectus supplement.

**You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.**

## TABLE OF CONTENTS

### Free Writing Prospectus



### Product Supplement



### Prospectus Supplement



### Prospectus



# HSBC USA Inc.

## $[●]

## Auto-Callable Notes

### March 10, 2009

## FREE WRITING PROSPECTUS